                 90 High Holborn   T +44 (0) 20 7067 3000   In alliance with
                 London WC1V 6XX   F +44 (0) 20 7067 3999   Greenberg Traurig
(OLSWANG LOGO)   www.olswang.com   DX 37972 Kingsway        LLP
                                                            Regulated by the Law
                                                            Society

                                                                    Exhibit 99.1

                                                                  14 August 2006

AGREEMENT AMENDING SHARE SALE AND PURCHASE AGREEMENT RELATING TO CRAMER SYSTEMS GROUP LIMITED DATED 18 JULY 2006

(1)  BROADVIEW

(2)  KENNET

(3)  HARBOURVEST

(4)  THE EXECUTIVES

(5)  THE MANAGEMENT SHAREHOLDERS

(6)  AMDOCS LIMITED

(7)  AMDOCS ASTRUM LIMITED

(8)  JONATHAN MCKAY

CONTENTS

CLAUSE                                                                      PAGE
------                                                                      ----
1. DEFINITIONS AND INTERPRETATION........................................     1

2. AMENDMENTS TO THE SHARE PURCHASE AGREEMENT............................     1

3. CONTINUATION OF SHARE PURCHASE AGREEMENT..............................     4

4. COUNTERPARTS..........................................................     4

5. GENERAL...............................................................     4

SCHEDULE 1

   Parties
   Part 1 - Broadview....................................................     5
   Part 2 - Kennet.......................................................     6
   Part 3 - HarbourVest..................................................     7
   Part 4 - The Executives...............................................     8
   Part 5 - The Management Shareholders..................................     9

APPENDIX 1
   Appendix D.......................................ERROR! BOOKMARK NOT DEFINED.

THIS AGREEMENT is made on                                                   2006

BETWEEN:

(1)  BROADVIEW details of which are set out in Part 1 of Schedule 1
     ("BROADVIEW");

(2)  KENNET details of which are set out in Part 2 of Schedule 1 ("KENNET");

(3) HARBOURVEST details of which are set out in Part 3 of Schedule 1 ("HARBOURVEST");

(4) THE EXECUTIVES details of which are set out in Part 4 of Schedule 1 (the "EXECUTIVES");

(5)  THE MANAGEMENT SHAREHOLDERS details of which are set out in Part 5 of
     Schedule 1 (the "MANAGEMENT SHAREHOLDERS");

(6) AMDOCS LIMITED (company number 19528) whose registered office is at Tower Hill House, Le Bordage, Suite 5, St Peter Port, Guernsey GY1 3QT, The Channel Islands (the "BUYER PARENT");

(7) AMDOCS ASTRUM LIMITED (company number 423608) whose registered office is at 1st Floor, Block 5, East Point Business Park, Dublin 3, Eire (the "BUYER"); and

(8)  JONATHAN MCKAY of The Beacon, Penn, Buckinghamshire HP10 8ND.

RECITALS:

(A) Under an agreement dated 18 July 2006 (the "SHARE PURCHASE AGREEMENT") made between the parties to this Agreement, the Sellers agreed to sell to the Buyer and the Buyer agreed to purchase the Sellers' Shares and Sellers' Option Shares.

(B) The parties now wish to amend the Share Purchase Agreement on the terms of this Agreement.

(C) This Agreement is executed on behalf of some or all of the Sellers by David-Rice Jones and David Embleton in their capacity as Sellers' Representatives in accordance with clause 6 of the Share Purchase Agreement.

IT IS AGREED as follows:

1.   DEFINITIONS AND INTERPRETATION

     Capitalised terms not defined in this Agreement bear the meanings given to them by the Share Purchase Agreement.

2.   AMENDMENTS TO THE SHARE PURCHASE AGREEMENT

     Each of the parties agrees that with effect from the date of this Agreement the following provisions of the Share Purchase Agreement shall be amended as follows (with all other terms of the Share Purchase Agreement remaining unchanged and in full force and effect):

2.1  the following definition shall be inserted in clause 1:

"Professional   the fees and expenses of the Sellers' Solicitors and of Morgan
Costs           Stanley in relation to the transactions the subject of this
                Agreement, which individually (including VAT) amount to L562,389.37 in the case of SJ Berwin LLP, L818,403.72 in the case of Taylor Wessing and US$5,342,385.15 in the case of Morgan
                Stanley, and which form part of the Transaction Costs "

2.2 the following words shall be added at the end of the definition of "Transaction Costs" in clause 1:

     "and (to the extent not included in Appendix B) the following:

          (a) any social security contributions payable by any Group Company as a consequence of the transactions contemplated by this Agreement so far as relating to Guy Dubois and/or the Guy Dubois Option Letter save to the extent otherwise included within D;

          (b) the sums of L62,750 and $US14,750, being 50% of the aggregate amount of each of the bonuses described as an "Ace due diligence bonus" in the documentation disclosed under Tab 6(p) of the Supplemental Disclosure Bundle (as defined in the Supplemental Disclosure Letter);

          (c) the aggregate value of options over shares of 0.01p par value in the capital of the Buyer Parent to be granted and the amount of cash to be paid on the True up Date (as defined in paragraph 1 of Part 4 of Schedule 11) to the Employees listed in Appendix D and the people listed in paragraph 1(t) of Part 1 of Schedule 3, and for these purposes the value of an option over 1 such share in Buyer Parent shall be regarded as being equal to 35% of the Price per Y Share as calculated in accordance with the provisions of
               Schedule 11;

          (d) the sum of L76,725, in respect of the aggregate irrecoverable social security contributions payable by the Group Companies outside the United Kingdom as a consequence of the transactions contemplated by this Agreement other than as referred to in paragraph (a) of this definition. The Buyer shall be responsible for any such irrecoverable social security contributions in excess of that sum.;"

2.3 clause 7.3 shall be amended by the addition of the following words at the end of the clause:

     "and payments of any of the cash element of the Consideration or any payment under Part 1 of Schedule 7 or under clause 12 to any person other than a Seller may be made by the Buyer to SJ Berwin LLP, and the receipt of SJ Berwin LLP shall be a sufficient discharge by the Buyer, who shall not be concerned to see to the application thereof.";

2.4  the following shall be added as clause 31.19:

     "No party shall be entitled to recover or be compensated more than once under this Agreement in respect of the same matter."

2.5 the words "Stefan Enni, Alex Sarris, Alok Srivastava, Rajesh Jagtiani, Thomas Poynitz-Wright" shall be inserted before the words "Tim Burt" in paragraph 1(t) of Part 1 of Schedule 3;

2.6  the following shall be added as paragraph 1(w) in Part 1 of Schedule 3:

     "(w) accurate copies of entries in the Company's register of members with regard to the shareholdings of Eric Huang, Avesh Nandrha, Giovanbattista Mattiussi, Wolfgang Schnober and Rosie Fells showing that these individuals hold the number of issued shares in the capital of the Company shown in the "Cap Table", as defined in the Supplemental Disclosure Letter";

2.7  the following shall be added as paragraph 3 in Part 1 of Schedule 3:

     "3. The Buyer shall on the Completion Date, provided that it has received copies of the related invoices (which should in the case of the invoices rendered by the Sellers' Solicitors be expressed to be payable by the Company even if made out to the Sellers) and confirmation in a form reasonably acceptable to the Buyer from each of the Sellers' Solicitors and Morgan Stanley that no further fees or expenses will be invoiced or charged to any Group Company with respect to the sale of the issued and to be issued share capital of the Company by the person giving that confirmation, cause the Company to pay to SJ Berwin LLP, Taylor Wessing and Morgan Stanley in pounds sterling (or US$ in the case of Morgan Stanley) their respective proportions of the amount of the Professional Costs. The parties acknowledge that the Professional Costs have been taken into account in calculating the "Total Sum" as defined in part 1 of Schedule 11 as the Professional Costs form part of the Transaction Costs."

2.8 the reference in paragraph (bb) of paragraph 8.6 of Part 2 of Schedule 5 to "Warranties 17.8 and 18.3" shall be replaced by a reference to "Warranties
     17.9 and 18.3";

2.9 the word "the" before the words "Transaction Costs" in the definition of "D" in part 1 of Schedule 11 shall be replaced by the words "any other";

2.10 the words "other than employer national insurance contributions or other social security contributions which so arise and which are contained in D (as defined in the formula in part 1 of Schedule 11) and which have therefore been taken into account in calculating the Total Sum at the relevant time" shall be inserted at the end of the introductory paragraphs to Parts 2 and 3 of Schedule 11;

2.11 the words "(including for the avoidance of doubt Unvested Y Shares exchanged for Restricted Stock)" shall be added after the words "sale of shares" in the fourth line of the introductory paragraph to Part 3 of
     Schedule 11;

2.12 the definition of "B" in paragraph 2 of Part 2 of Schedule 11 shall be amended by adding the words "and 116,560 Vested Options held by Guy Dubois in respect of which duly executed transfers in respect of the shares in the capital of the Company arising on exercise of the Vested Options are delivered to the Buyer in accordance with paragraph 1.1(m) of Part 1 of
     Schedule 3 of the Share Purchase Agreement" after the words "55.5% of the Unvested Y Shares acquired by the Buyer on the Completion Date";

2.13 the following shall be inserted as paragraph 3 in Part 4 of Schedule 11:

     "3. If and to the extent that any Employee listed in Appendix D delivers to the Buyer on or before the True up Date a waiver letter in the agreed form, the Buyer shall on the True up Date cause to be issued to that Employee options over ordinary shares in the Parent in accordance with the terms of the waiver letter signed by that Employee.";

2.14 Appendix 1 to this Agreement shall be added as Appendix D to the Share Purchase Agreement; and

2.15 Appendix B shall be amended to reflect the amount of the Professional Costs set out in this Agreement to the extent that the amounts in relation to such costs are different to those set out in Appendix B of the Share Purchase Agreement.

3.   CONTINUATION OF SHARE PURCHASE AGREEMENT

     Save as amended by this Agreement, the Share Purchase Agreement shall continue in full force and effect.

4.   COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement.

5.   GENERAL

5.1 The clause headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

5.2 No variations to this Agreement shall be effective unless made in writing and signed by or on behalf of each party.

5.3 This Agreement shall be governed by English law. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

THIS AGREEMENT is executed and delivered as a deed by the parties stated above.

                                   SCHEDULE 1

                                     PARTIES

                               PART 1 - BROADVIEW

NAME                       ADDRESS
----                       -------
Broadview BCPSBS Fund LP   c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

BCP Affiliates Fund LLC    c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

BCP Capital LP             c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

BCP Capital QPF LP         c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

                                 PART 2 - KENNET

NAME                       ADDRESS
----                       -------
Kennet 1 LP                47 Esplanade
                           St Helier
                           Jersey
                           JE1 0BD

                              PART 3 - HARBOURVEST

NAME                       ADDRESS
----                       -------
HarbourVest                One Financial Centre
International Private      Boston
Equity Partners IV -       Massachusetts
Direct Fund L.P.           0211
                           United States of America

                             PART 4 - THE EXECUTIVES

NAME                       ADDRESS
----                       -------
Jonathan Craton
Donald Gibson
David Embleton
Mark Farmer

                      PART 5 - THE MANAGEMENT SHAREHOLDERS

NAME                       ADDRESS
----                       -------
Jeremy Crook
Guy Dubois
Brian Buggy
Dave Ettle
Steve Hurn
David Rice-Jones
Francis Haysom
Robert Curran

Dale Thomas
Nelson Veiga
Todd Fryburger
Peter Hurst
Mike Shelton
Steve Miller
Kelly Connery
Murray Creighton

EXECUTION

Executed as a deed by BROADVIEW
BCPSBS FUND LP acting by BROADVIEW
BCPSBS, its manager, acting by:


-------------------------------------
David Rice-Jones in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


/s/ David Embleton
-------------------------------------
David Embleton in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


Executed as a deed by BCP AFFILIATES
FUND LLC acting by BCP CAPITAL
MANAGEMENT LLC, its manager, acting
by:


-------------------------------------
David Rice-Jones in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


/s/ David Embleton
-------------------------------------
David Embleton in his capacity as a
Sellers' Representative under the
Share Purchase Agreement

Executed as a deed by BCP CAPITAL LP
acting by BCP GENERAL LLC, its
general partner, acting by:


-------------------------------------
David Rice-Jones in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


/s/ David Embleton
-------------------------------------
David Embleton in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


Executed as a deed by BCP CAPITAL QPF
LP acting by BCP GENERAL LLC, its
general partner, acting by:


-------------------------------------
David Rice-Jones in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


/s/ David Embleton
-------------------------------------
David Embleton in his capacity as a
Sellers' Representative under the
Share Purchase Agreement

Executed as a deed by KENNET 1 LP
acting by KENNET CAPITAL MANAGEMENT
(JERSEY) LTD, its manager, acting by:


-------------------------------------
David Rice-Jones in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


/s/ David Embleton
-------------------------------------
David Embleton in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


Executed as a deed by HARBOURVEST
INTERNATIONAL PRIVATE EQUITY PARTNERS
IV - DIRECT FUND LP acting by HIPEP
IV - DIRECT ASSOCIATES LLC, its
general partner, acting by
HARBOURVEST PARTNERS LLC, its
manager, acting by:


-------------------------------------
David Rice-Jones in his capacity as a
Sellers' Representative under the
Share Purchase Agreement


/s/ David Embleton
-------------------------------------
David Embleton in his capacity as a
Sellers' Representative under the
Share Purchase Agreement

Signed as a deed by:


/s/ David Embleton, as attorney for
-------------------------------------
[signature]


                   ,as attorney for
------------------------------------
JONATHAN CRATON

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
DONALD GIBSON

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
DAVID EMBLETON

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
MARK FARMER

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
JEREMY CROOK

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
GUY DUBOIS

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
BRIAN BUGGY

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
DAVE ETTLE

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
STEVE HURN

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
DAVID RICE-JONES

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
FRANCIS HAYSOM

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
ROBERT CURRAN

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
DALE THOMAS

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
KELLY CONNERY

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
NELSON VEIGA

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
TODD FRYBURGER

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
STEVE MILLER

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
MIKE SHELTON

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
PETER HURST

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
MURRAY CREIGHTON

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal

Executed as a deed by AMDOCS LIMITED
acting by:


/s/ Thomas G. O'Brien
-------------------------------------
[signature of Secretary and Treasurer]

Thomas G. O'Brien
[print name of Secretary and Treasurer]
Secretary and Treasurer

Present when the Common Seal of
AMDOCS ASTRUM LIMITED was affixed
hereto:


/s/ Dan Palmer
-------------------------------------
Director


/s/ Shane Carolan
-------------------------------------
Director

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As attorney for
JONATHAN MCKAY

in the presence of:


/s/ Kieu Chu
-------------------------------------
[signature of witness]

Kieu Chu
[print name of witness]

Address
London EC44 2DX

Occupation
Paralegal